Exhibit 12.3

SIERRA PACIFIC POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Six Months Ended June 30,		Year ended December 31,
	2007	2006	2006	2005	2004	2003	2002

EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations
After Interest Charges	$31,976	$22,271	$57,709	$52,074	$18,577	$(23,275)	$(13,968)
Income Taxes	13,539	11,749	27,829	28,379	325	(12,237)	(4,491)
Income (Loss) From Continuing
Operations before Income
Taxes	45,515	34,020	85,538	80,453	18,902	(35,512)	(18,459)

Fixed Charges	37,482	39,912	79,093	72,652	67,685	101,514	79,303
Capitalized Interest - (allowance for
borrowed funds used during construction)	(5,455)	(1,937)	(5,505)	(1,504)	(2,849)	(3,276)	(1,858)
	$77,542	$71,995	$159,126	$151,601	$83,738	$62,726	$58,986
Total

FIXED CHARGES AS DEFINED:	$37,482	$39,912	$79,093	$72,652	$67,685	$101,514	$79,303
Interest Expensed and Capitalized (1)	-	-	-	-	-	-	-
Total	$37,482	$39,912	$79,093	$72,652	$67,685	$101,514	$79,303

RATIO OF EARNINGS TO FIXED CHARGES	2.07	1.80	2.01	2.09	1.24

DEFICIENCY	$-	$-	$-	$-	$-	$38,788	$20,317

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest. “Earnings” represents pre-tax income (or loss) from continuing operations before pre-tax preferred stock dividend requirement and fixed charges (excluding capitalized interest).